SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BESPOKE EXTRACTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

08634Q109

(CUSIP Number)

Danil Pollack

c/o Bespoke Extracts, Inc.

323 Sunny Isles Blvd., Suite 700

Sunny Isles, FL 33160

855-633-3738

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 08634Q109	13D

1	NAME OF REPORTING PERSONS Danil Pollack
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 126,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.3%*
14	TYPE OF REPORTING PERSON IN

*	Represents the percentage ownership based on 236,389,621 shares of common stock of Bespoke Extracts, Inc. (the “Issuer”) outstanding as of January 21, 2021. Under applicable regulations, a person is deemed to have beneficial ownership of any shares of common stock which he may acquire within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Danil Pollack (the “Reporting Person”) beneficially owns 126,000,000 shares of the Issuer’s common stock, which represents 53.3% of the Issuer’s issued and outstanding common stock. The Reporting Person also beneficially owns the Company’s 1 outstanding share of Series C Preferred Stock, which provides the Reporting Person with 51% of the total voting power of the Company’s stockholders.

(b)	The Reporting Person has sole voting and dispositive power over 126,000,000 shares of common stock of the Issuer.

(c)	On January 21, 2021, the Issuer entered into a securities purchase agreement with the Reporting Person, pursuant to which the Issuer issued and sold to the Reporting Person 2,000,000 shares of common stock for a purchase price of $0.05 per share. Other than as reported herein, the Reporting Person has not effected any transactions in securities of the Issuer during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 126,000,000 shares of common stock reported in Item 5(a).

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 21, 2021	/s/ Danil Pollack
Danil Pollack

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